Exhibit 99.9

NICE Actimize Launches Advanced SURVEIL-X Conduct Risk Capabilities to
Uncover Employee Misconduct and Market Abuse

As FSOs continue to work in remote environments, the surveillance solution’s machine learning and specialized analytics target hidden behavioral anomalies

Hoboken, N.J., July 29, 2020 – With more employees working from home or remote sites, financial services organizations (FSOs) are facing new compliance and regulatory challenges. To reduce the growing risks associated with employee misconduct and market abuse in this current environment, NICE Actimize, a NICE (NASDAQ: NICE) business, today announced the launch of SURVEIL-X Conduct, a package of advanced machine learning-based applications to be offered through its SURVEIL-X Holistic Surveillance suite which combines both trade and communications surveillance capabilities. SURVEIL-X Conduct helps FSOs assess, manage and mitigate a broad range of conduct risks across the enterprise, even when employees are working remotely.

One common roadblock FSOs face in detecting misconduct is the inability to analyze and link data across surveillance and analytics silos. NICE Actimize’s SURVEIL-X Conduct solution solves these problems through machine learning and behavioral analytics which analyze and link data across NICE Actimize’s best-of-breed solutions, including Communication Recording and Archiving, Employee Conflicts of Interest (ECOI), Deal Management, Trade Surveillance, Communications Surveillance, Suitability Surveillance, and Employee Fraud. SURVEIL-X Conduct also interfaces with third-party data and surveillance applications, such as HR systems and physical access logs.

“With instances of misconduct rising, and added concerns around employees working remotely, especially regulated employees, managing conduct risk has never been more challenging or critical,” said Chris Wooten, Executive Vice President, NICE. “Tied to this, senior executives at some FSOs now have broad accountability for their employees’ conduct, due to regulations such as the UK’s Senior Managers and Certification Regime (SM&CR). NICE Actimize’s SURVEIL-X Conduct solution offers an unrivaled range of advanced capabilities to help firms manage conduct risk and enforce cultures of accountability.”

NICE Actimize’s SURVEIL-X Conduct solution provides 360-degree visibility into misconduct and where it’s occurring – across teams, departments, and/or divisions within the financial services organization. Additional capabilities of SURVEIL-X Conduct include:
•
Risk dashboards: Using SURVEIL-X Conduct’s enterprise-wide dashboards, senior level analysts and business executives instantly know where the greatest risks lie, whether or not current controls are working, and where more resources need to be allocated.

•
Auto certifications: SURVEIL-X Conduct automates and tracks processes around administering and tracking certifications, for example as required by SM&CR. Alerts are automatically generated when regulated employees and business units fall out of compliance with certification requirements.

•	Whistleblower management: SURVEIL-X Conduct automates the collection and tracking of whistleblower complaints securely, using encryption to protect anonymity.
•	Risk mitigation actions: SURVEIL-X Conduct incorporates best-in-class case management and workflow automation to streamline investigations and ensure potential misconduct is consistently investigated.

NICE Actimize’s SURVEIL-X offers unparalleled risk coverage for buy-side and sell-side firms, insurance companies, crypto exchanges, regulators and more by enabling accurate detection and rapid, thorough investigation of market abuse, inappropriate sales practices, conduct risk and otherwise undetectable compliance risks to insulate firms from fines and reputational damage.

Learn more:
•	For further information on SURVEIL-X, and SURVEIL-X Conduct click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq:NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1-646-408-5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.